SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 25, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-32374

Symmetry Medical Inc. Employee Stock Purchase Plan

(Full title of the plan and the address of the plan if different from that of the issuer named below)

Symmetry Medical Inc.

3724 N. State Road 15

Warsaw, Indiana 46582

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Report of Independent Registered Public Accounting Firm

Audit and Compensation Committees

Symmetry Medical Inc.

Warsaw, Indiana

We have audited the accompanying statements of financial condition of Symmetry Medical Inc. 2004 Employee Stock Purchase Plan (Plan) as of July 25, 2013 and December 31, 2012, and the related statements of income and changes in plan equity for the period of January 1, 2013 through July 25, 2013, and for the years ended December 31, 2012 and 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Symmetry Medical Inc. 2004 Employee Stock Purchase Plan as of July 25, 2013 and December 31, 2012, and the results of its operations for the period of January 1, 2013 through July 25, 2013, and for the years ended December 31, 2012 and 2011, in conformity with accounting principles generally accepted in the United States of America.

As further discussed in Note 1 to the financial statements, the Board of Directors of Symmetry Medical Inc., the Plan's sponsor, voted on February 12, 2013, to terminate the Plan. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting from the ongoing plan basis used in presenting the 2012 and 2011 financial statements to the liquidation basis used in presenting the 2013 financial statements. The change had no effect on the Plan’s financial condition.

Fort Wayne, Indiana

October 15, 2013

Symmetry Medical Inc. 2004 Employee Stock Purchase Plan

Statements of Financial Condition

July 25, 2013 and December 31, 2012

	2013	2012
Assets
Cash	$-	$18,513

Liabilities and Plan Equity
Withdrawals and terminations payable	$-	$1,562
Plan equity	-	16,951
Total liabilities and Plan equity	$-	$18,513

See Notes to Financial Statements	2

Symmetry Medical Inc. 2004 Employee Stock Purchase Plan

Statements of Income and Changes in Plan Equity

Period Ended July 25, 2013 and Years Ended December 31, 2012 and 2011

	2013	2012	2011
Additions
Participant contributions	$69,665	$150,718	$158,628
Contributions from Symmetry Medical Inc.	-	5,481	-
	69,665	156,199	158,628
Reductions
Withdrawals and terminations paid	(2,645)	(5,057)	(7,047)
Purchase and distribution of stock (9,478, 18,391 and 16,216 shares)	(83,971)	(151,052)	(135,257)
	(86,616)	(156,109)	(142,304)
Changes in Plan Equity for the Period	(16,951)	90	16,324
Plan Equity, Beginning of Period	16,951	16,861	537
Plan Equity, End of Period	$-	$16,951	$16,861

See Notes to Financial Statements	3

Note 1: Summary of Significant Accounting Policies

Plan Administration

The Compensation Committee (Committee) of the Board of Directors of Symmetry Medical Inc. (Company) administered the Symmetry Medical Inc. 2004 Employee Stock Purchase Plan (Plan). The Committee had the authority to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan, and to make all other determinations necessary or advisable for the administration of the Plan. The administration, interpretation or application of the Plan by the Committee was final, conclusive and binding upon all persons. The Company bore the expenses of administering the Plan, except that any stamp duties or transfer taxes applicable to participation in the Plan were charged to the accounts of the participants.

The purpose of the Plan was to provide employees of the Company the opportunity to purchase the Company’s common stock through semiannual offerings financed by payroll deductions. Employees were eligible once they had completed three months of service and were an employee as of an offering date of an exercise period, provided they were expected on a regularly scheduled basis to work more than 30 hours per week for more than ten months per calendar year. Participants could elect to have up to 10% of compensation deducted from their pay annually to purchase shares. Participant contributions for any Plan year could not, in the aggregate, exceed an amount that allowed the participant to purchase Company stock with an aggregate fair market value of more than $25,000 on the date of the grant to purchase Company stock or allow for purchase of more than 750 shares of Company stock per exercise period. Participants could purchase shares at 95% of the closing price on the last day of each exercise period.

Effective April 16, 2011, the Plan was amended to remove waiting periods and eligibility requirements. The only limitation on enrollment in the Plan was the requirement that the participant be employed at the time of enrollment and as of the respective purchase dates.

Plan Termination

On February 12, 2013, the Board of Directors of the Company decided to terminate the Plan effective July 25, 2013 (termination date), following the May 2013 purchase date. The Company filed Amendment 1 to its registration statement (Form S-8) to deregister 301,985 shares of unissued common stock originally reserved for issuance under the Plan on the termination date. As a result, of the termination of the Plan, the Plan adopted the liquidation basis of accounting on February 12, 2013. Adoption of the liquidation basis of accounting did not have an impact on the Plan’s financial condition. The Plan’s financial statements as of and for the years ended December 31, 2012 and 2011, are prepared on the accrual basis of accounting.

Organization

The Plan was originally adopted by the Board of Directors on December 2, 2004. A total of 600,000 shares of common stock were reserved for issuance under the Plan. The number of shares reserved for issuance were increased each year until Plan termination by the lowest of 100,000 shares, 1% of all shares outstanding at the end of the previous year or a lower amount determined by the Board of Directors. The shares of common stock issued under the Plan were newly issued shares or shares reacquired in private transactions or open market purchases. Shares were issued to participants in their name, and the shares were not included in Plan assets.

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In 2011, the Company issued 6,439 shares at $9.71 per share and 9,777 shares at $7.44 per share in May and November, respectively, to participants in the Plan. As of December 31, 2011, the Plan had 107 participants.

In 2012, the Company issued 10,079 shares at $7.35 per share and 8,312 shares at $9.26 per share in May and November, respectively, to participants in the Plan. As of December 31, 2012, the Plan had 94 participants.

In 2012, contributions from the Company were a result of an administrative error in over-funding the November 2012 share purchase.

In 2013, the Company issued 9,478 shares at $8.86 per share in May to participants in the Plan. As of the final May 2013 share purchase date, the Plan had 88 participants.

Cash, consisting of allocated cash account balances of the Company, was carried at the balance of December participant deferrals.

Note 2: Income Tax Status

The Plan was not qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (Code). The Plan was intended to qualify as an employee stock purchase plan under Section 423 of the Code. Consequently, the difference between the purchase price and the fair market value of the stock purchase under the Plan was not includable in the participant’s gross income for federal income tax purposes, unless a disqualifying distribution occurred.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SYMMETRY MEDICAL INC. EMPLOYEE STOCK PURCHASE PLAN

Date: October 15, 2013	By: /s/ RONDA L. HARRIS
Ronda L. Harris
Chief Accounting Officer

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